                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.___)*

                            ASCENDANT SOLUTIONS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                   00207W 10 0
                                 (CUSIP Number)

                                  WILL CURETON
                               CLB PARTNERS, LTD.
                                CLB HOLDINGS, LLC
                         15301 DALLAS PARKWAY, SUITE 730
                              ADDISON, TEXAS 75001

                                  RICHARD BLOCH
                                   NANCY BLOCH
                    THE RICHARD AND NANCY BLOCH FAMILY TRUST
                                 P.O. BOX 676108
                     RANCHO SANTA FE, CALIFORNIA 92067-6108
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 JULY 24, 2001
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Persons
         CLB Partners, Ltd.

         I. R. S. Identification Nos. of Above Persons (entities only)
         75-2731535

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)                                                (a) [X]

                                                                      (b) [ ]

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions):                              WC

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------

Number of Shares                 7.       Sole Voting Power                0
Beneficially
Owned by Each                    8.       Shared Voting Power              0
Reporting Person With:
                                 9.       Sole Dispositive Power   3,000,000(1)

                                 10.      Shared Dispositive Power         0

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                    3,000,000(1)

--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                               [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)            14.1%(2)


--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)                       PN

--------------------------------------------------------------------------------

(1) Represents shares directly held by CLB Partners, Ltd. These shares are subject to the Voting Agreement, dated July 24, 2001, by and between CLB Partners, Ltd., Will Cureton, Richard Bloch and James C. Leslie.

(2) Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

1.       Name of Reporting Persons
         CLB Holdings, LLC

         I. R. S. Identification Nos. of Above Persons (entities only)
         75-2731534

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)                                                (a) [X]

                                                                      (b) [ ]

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions):                              AF

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization:  Texas

--------------------------------------------------------------------------------

Number of Shares                 7.       Sole Voting Power                0
Beneficially
Owned by Each                    8.       Shared Voting Power              0
Reporting Person With:
                                 9.       Sole Dispositive Power   3,000,000(1)

                                 10.      Shared Dispositive Power         0

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                    3,000,000(1)

--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                               [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)            14.1%(2)


--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)                       OO

--------------------------------------------------------------------------------

(1) Represents shares held directly by CLB Partners, Ltd., of which CLB Holdings, LLC is the general partner. These shares are subject to the Voting Agreement, dated July 24, 2001, by and between CLB Partners, Ltd., Will Cureton, Richard Bloch and James C. Leslie.

(2) Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

1.       Name of Reporting Persons
         Will Cureton

         I. R. S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)                                                (a) [X]

                                                                      (b) [ ]

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions):                              AF

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------

Number of Shares                 7.       Sole Voting Power                  0
Beneficially
Owned by Each                    8.       Shared Voting Power      5,701,000(1)
Reporting Person With:
                                 9.       Sole Dispositive Power      76,000(2)

                                 10.      Shared Dispositive Power 3,000,000(3)

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                    5,701,000(1)

--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                               [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)            26.9%(4)


--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)                       IN

--------------------------------------------------------------------------------

(1) Represents 76,000 shares held directly by Mr. Cureton, 2,625,000 shares held by James C. Leslie, and 3,000,000 shares held by CLB Partners, Ltd., all of which are subject to the Voting Agreement, dated July 24, 2001, by and between CLB Partners, Ltd., Will Cureton, Richard Bloch and James C. Leslie.

(2)  Represents shares held directly by Mr. Cureton.

(3) Represents shares held by CLB Partners, Ltd., whose general partner is CLB Holdings, LLC, of which Mr. Cureton is a member and manager.

(4) Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

1.       Name of Reporting Persons
         The Richard and Nancy Bloch Family Trust

         I. R. S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)                                                (a) [X]

                                                                      (b) [ ]

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions):                              AF

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------

Number of Shares                 7.       Sole Voting Power                0
Beneficially
Owned by Each                    8.       Shared Voting Power              0
Reporting Person With:
                                 9.       Sole Dispositive Power           0

                                 10.      Shared Dispositive Power 3,000,000(1)

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                    3,000,000(1)

--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                               [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)            14.1%(2)


--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)                       OO

--------------------------------------------------------------------------------

(1) Represents shares held directly by CLB Partners, Ltd. whose general partner is CLB Holdings, LLC of which The Richard and Nancy Bloch Family Trust is a member. These shares are subject to the Voting Agreement, dated July 24, 2001, by and between CLB Partners, Ltd., Will Cureton, Richard Bloch and James C. Leslie.

(2) Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

1.       Name of Reporting Persons
         Richard Bloch

         I. R. S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)                                                (a) [X]

                                                                      (b) [ ]

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions):                              AF

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------

Number of Shares                 7.       Sole Voting Power                0
Beneficially
Owned by Each                    8.       Shared Voting Power      5,701,000(1)
Reporting Person With:
                                 9.       Sole Dispositive Power           0

                                 10.      Shared Dispositive Power 3,000,000(1)

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                    5,701,000(1)

--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                               [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)            26.9%(3)


--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)                       IN

--------------------------------------------------------------------------------

(1) Represents 2,625,000 shares held by James C. Leslie, 3,000,000 shares held by CLB Partners, Ltd. and 76,000 shares held by Will Cureton, all of which are subject to the Voting Agreement, dated July 24, 2001, by and between CLB Partners, Ltd., Will Cureton, Richard Bloch and James C. Leslie.

(2) Represents shares held directly by CLB Partners, Ltd., whose general partner is CLB Holdings, LLC, of which Mr. Bloch is a manager and a family trust of which Mr. Bloch is co-trustee is a member.

(3) Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

1.       Name of Reporting Persons
         Nancy Bloch

         I. R. S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)                                                (a) [X]

                                                                      (b) [ ]

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions):                              AF

--------------------------------------------------------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization: United States

--------------------------------------------------------------------------------

Number of Shares                 7.       Sole Voting Power                0
Beneficially
Owned by Each                    8.       Shared Voting Power              0
Reporting Person
With:                            9.       Sole Dispositive Power           0

                                 10.      Shared Dispositive Power 3,000,000(1)

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                    3,000,000(1)

--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                               [ ]

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)            14.1%(2)


--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)                       IN

--------------------------------------------------------------------------------

(1) Represents shares held directly by CLB Partners, Ltd. whose general partner is CLB Holdings, LLC, of which The Richard and Nancy Bloch Family Trust, of which Mrs. Bloch is co-trustee, is a member. These shares are subject to the Voting Agreement, dated July 24, 2001, by and between CLB Partners, Ltd., Will Cureton, Richard Bloch and James C. Leslie.

(2) Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

Introduction

         CLB Partners, Ltd. ("CLB PARTNERS"), Will Cureton ("CURETON") and Richard Bloch ("MR. BLOCH") entered into a Voting Agreement (the "VOTING AGREEMENT") with James C. Leslie ("LESLIE") on July 24, 2001, whereby all of the shares of common stock of Ascendant Solutions, Inc. held by any of them shall be voted as determined by a vote of the majority of the members of a voting panel consisting of Messrs. Bloch, Cureton and Leslie. Consequently, CLB Partners, each of its controlling persons, including CLB Holdings, LLC ("CLB HOLDINGS"), CLB Partners' general partner, Cureton, a manager and member of CLB Holdings, The Richard and Nancy Bloch Family Trust (the "BLOCH TRUST"), a member of CLB Holdings, Mr. Bloch, a manager of CLB Holdings and a co-trustee of the Bloch Trust, Nancy Bloch, a co-trustee of the Bloch Trust, and Leslie may constitute a "group" pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         ITEM 1. SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.0001 par value (the "COMMON STOCK"), of Ascendant Solutions, Inc., a Delaware corporation (the "ISSUER"). The principal executive offices of the Issuer is located at 13727 Noel Road, Suite 500, Dallas, TX 75240.

         ITEM 2. IDENTITY AND BACKGROUND

         CLB Partners, Ltd.

         CLB Partners, Ltd. ("CLB PARTNERS") is a limited partnership organized under the laws of the State of Texas. Its principal business is real estate development. The address of its principal office and place of business is 15301 Dallas Parkway, Suite 730, Addison, Texas 75001. During the last five years, CLB Partners has not been convicted in a criminal proceeding. During the last five years, CLB Partners has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLB Partners was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The general partner of CLB Partners is CLB Holdings, LLC.

         CLB Holdings, LLC

         CLB Holdings, LLC ("CLB HOLDINGS") is a limited liability company organized under the laws of the State of Texas. Its principal business is the management, as general partner, of CLB Partners. The address of its principal office and place of business is 15301 Dallas Parkway, Suite 730, Addison, Texas 75001. During the last five years, CLB Holdings has not been convicted in a criminal proceeding. During the last five years, CLB Holdings has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLB Holdings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The managers of CLB Holdings are Will Cureton and Richard Bloch. The members of CLB Holdings are Will Cureton and The Richard and Nancy Bloch Family Trust.

         Will Cureton

         (a)      Will Cureton

         (b) Mr. Cureton's primary place of business is 15301 Dallas Parkway, Suite 730, Addison, Texas 75001.

         (c) Mr. Cureton is the President and a manager and member of CLB Holdings.

         (d) During the last five years, Mr. Cureton has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Cureton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Cureton was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States

         The Richard and Nancy Bloch Family Trust

         The Richard and Nancy Bloch Family Trust (the "BLOCH TRUST") is a trust organized under the laws of the state of New Mexico. The Bloch Trust is a family trust established for the benefit of the Bloch family. Its trustees are Richard Bloch and Nancy Bloch. The Blochs' address is P.O. Box 676108, Rancho Santa Fe, California, 92067-6108. During the last five years, the Bloch Trust has not been convicted in a criminal proceeding. During the last five years, the Bloch Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Bloch Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The co-trustees of the Bloch Trust are Richard Bloch and Nancy Bloch.

         Richard Bloch

         (a)      Richard Bloch

         (b) Mr. Bloch's primary place of business is P.O. Box 676108, Rancho Santa Fe, California 92067-6108.

         (c)      Mr. Bloch is employed as a manager of CLB Holdings.

         (d) During the last five years, Mr. Bloch has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Bloch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Bloch was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States

         Nancy Bloch

         (a)      Nancy Bloch

         (b) Mrs. Bloch's primary place of business is P.O. Box 676108, Rancho Santa Fe, California 92067-6108.

         (c)      Mrs. Bloch is employed as a manager of CLB Holdings.

         (d) During the last five years, Mrs. Bloch has not been convicted in a criminal proceeding.

         (e) During the last five years, Mrs. Bloch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Bloch was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On July 24, 2001, CLB Partners purchased 2,500,000 shares (the "SHARES") of the Issuer's Common Stock from Norman Charney and CCLP, Ltd. for a purchase price of $200,000 ($.08 per share). CLB Partners paid cash out of its working capital for the Shares. None of the other reporting persons directly contributed any consideration towards the aforementioned transactions. CLB Partners, Ltd. previously acquired 500,000 shares of the Issuer's common stock at an aggregate purchase price of $500,000 ($1.00 per share). Mr. Cureton previously acquired 76,000 shares of the Issuer's common stock at an aggregate purchase price of $76,000 ($1.00 per share).

         ITEM 4. PURPOSE OF TRANSACTION.

         CLB Partners acquired the Shares and the shares of the Issuer previously held by CLB Partners for investment purposes. Prior to the reporting transaction, Mr. Cureton directly held 76,000 shares of the Issuer's common stock, and CLB Holdings, Mr. Bloch and The Richard and Nancy Bloch Family Trust directly held no shares of the Issuer's common stock. On July 24, 2001, CLB Partners, Mr. Bloch, Mr. Cureton and James C. Leslie entered into the Voting Agreement, whereby all of the shares of the Issuer's Common Stock held by such parties shall be voted by the vote of the majority of the members of a voting panel consisting of Messrs. Bloch, Cureton and Leslie. Other than the transactions set forth above, none of the reporting persons has any current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although they may, in the future, entertain such plans or proposals.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The following includes information regarding the interest in securities of the Issuer held by CLB Partners, CLB Holdings, its general partner, the controlling persons of CLB Holdings and James C. Leslie, a member of the "group."

CLB Partners, Ltd.

(a)  Amount beneficially owned:                                    3,000,000(1)

(b)  Percentage of class:                                               14.1%(2)

(c)  Number of shares as to which such person has:

     (i)      sole power to vote or to direct the vote:                    0

     (ii)     shared power to vote or to direct the vote:                  0

     (iii)    sole power to dispose or direct the disposition of:  3,000,000(1)

     (iv)     shared power to dispose or direct the disposition of:        0

(1)  Represents shares directly held by CLB Partners, Ltd. These shares are subject to the Voting Agreement.

(2)  Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions,
     Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

CLB Holdings, LLC

(a) Amount beneficially owned:                                   3,000,000(1)

(b) Percentage of class:                                              14.1%(2)

(c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote:                      0

    (ii)  shared power to vote or to direct the vote:                    0

    (iii) sole power to dispose or direct the disposition of:            0

    (iv)  shared power to dispose or direct the disposition of:  3,000,000(1)

(1)  Represents shares held directly by CLB Partners, Ltd., of which CLB Holdings, LLC is the general partner. These shares are subject to the Voting Agreement.

(2)  Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant
     Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended
     March 31, 2001.

Will Cureton

(a) Amount beneficially owned:                                     5,701,000(1)

(b) Percentage of class:                                                26.9%(2)

(c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote:                        0

    (ii)  shared power to vote or to direct the vote:              5,701,000(1)

    (iii) sole power to dispose or direct the disposition of:         76,000(3)

    (iv)  shared power to dispose or direct the disposition of:    3,000,000(4)


(1)  Represents 76,000 shares held directly by Mr. Cureton, 2,625,000 shares held by James C.
     Leslie, and 3,000,000 shares held by CLB Partners, Ltd., all of which are subject to the
     Voting Agreement.

(2)  Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant
     Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended
     March 31, 2001.

(3)  Represents shares held directly by Mr. Cureton.

(4)  Represents shares held by CLB Partners, Ltd., whose general partner is CLB Holdings, LLC, of which Mr. Cureton is a member and manager.


         The Richard and Nancy Bloch Family Trust

(a) Amount beneficially owned:                                     3,000,000(1)

(b) Percentage of class:                                                14.1%(2)

(c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote:                        0

    (ii)  shared power to vote or to direct the vote:                      0

    (iii) sole power to dispose or direct the disposition of:              0

    (iv)  shared power to dispose or direct the disposition of:    3,000,000(1)

(1)  Represents shares held directly by CLB Partners, Ltd., whose general partner is CLB Holdings,
     LLC, of which The Richard and Nancy Bloch Family Trust is a member. These shares are subject to the Voting Agreement.

(2)  Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions,
     Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

Richard Bloch

(a) Amount beneficially owned:                                     5,701,000(1)

(b) Percentage of class:                                                26.9%(2)

(c) Number of shares as to which such person has:

    (i)      sole power to vote or to direct the vote:                     0

    (ii)     shared power to vote or to direct the vote:           5,701,000(1)

    (iii)    sole power to dispose or direct the disposition of:           0

    (iv)     shared power to dispose or direct the disposition of: 3,000,000(3)


(1)  Represents 2,625,000 shares held by James C. Leslie, 3,000,000 shares held by CLB Partners, Ltd.
     and 76,000 shares held by Will Cureton, all of which are subject to the Voting Agreement.

(2)  Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions,
     Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

(3)  Represents shares held directly by CLB Partners, Ltd., whose general partner is CLB Holdings, LLC, of which Mr. Bloch is a manager and a family trust, of which Mr. Bloch is co-trustee, is a member.

Nancy Bloch

(a) Amount beneficially owned:                                     3,000,000(1)

(b) Percentage of class:                                                14.1%(2)

(c) Number of shares as to which such person has:

    (i)     sole power to vote or to direct the vote:                     0

    (ii)    shared power to vote or to direct the vote:                   0

    (iii)   sole power to dispose or direct the disposition of:           0

    (iv)    shared power to dispose or direct the disposition of: 3,000,000(1)

(1)    Represents shares held directly by CLB Partners, Ltd. whose general partner is CLB Holdings, LLC, of which The Richard and Nancy Bloch Family Trust, of which Mrs. Bloch is co-trustee, is a member.
       These shares are subject to the Voting Agreement.

(2)    Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant
       Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

James C. Leslie


(a) Amount beneficially owned:                                     5,701,000(1)

(b) Percentage of class:                                                26.8%(2)

(c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote:                       0

     (ii)  shared power to vote or to direct the vote:             5,701,000(1)

     (iii) sole power to dispose or direct the disposition of:     2,625,000(3)

     (iv)  shared power to dispose or direct the disposition of:           0


(1)    Represents 2,585,000 shares held directly by Mr. Leslie, 20,000 shares held in a Texas UGMA account for the benefit of Jenna L. Leslie, of which Mr. Leslie is custodian, 20,000 shares held in a Texas UGMA account for the benefit of James Josiah Leslie, of which Mr. Leslie is custodian, 3,000,000 shares held by
       CLB Partners, Ltd. and 76,000 shares held by Will Cureton, all of which are subject to the Voting Agreement.

(2)    Assumes a total of 21,230,900 shares outstanding based on the amount reported in Ascendant Solutions, Inc.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

(3)    Represents 2,585,000 shares held directly by Mr. Leslie, 20,000 shares held in a Texas UGMA account for the benefit of Jenna L. Leslie, of which Mr. Leslie is custodian, and 20,000 shares held in a Texas UGMA account for the benefit of James Josiah Leslie, of which Mr. Leslie is custodian.

         ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The contents of the Voting Agreement and the Schedule 13D Joint Filing Agreement are hereby incorporated into this Item 6 by reference. Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understanding or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Stock owned by the reporting persons.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Voting Agreement, dated July 24, 2001, by and between CLB Partners, Ltd., Will Cureton, Richard Bloch and James C. Leslie.

         7.2      Schedule 13D Joint Filing Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 24, 2001


                                      CLB PARTNERS, LTD.

                                      By: CLB HOLDINGS, LLC, General Partner


                                          By: /s/ WILL CURETON
                                              ----------------------------------
                                              Will Cureton, President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 24, 2001


                                          CLB HOLDINGS, LLC


                                          By: /s/ WILL CURETON
                                              ----------------------------------
                                              Will Cureton, President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  July 24, 2001
                                             /s/ WILL CURETON
                                             -----------------------------------
                                             WILL CURETON

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: July 24, 2001

                                        /s/ RICHARD BLOCH
                                        ----------------------------------------
                                        RICHARD BLOCH

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  July 24, 2001

                                   /s/ NANCY BLOCH
                                   --------------------------------------------
                                   NANCY BLOCH

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: July 24, 2001

                                    THE RICHARD AND NANCY BLOCH FAMILY TRUST


                                    By: /s/ RICHARD BLOCH
                                       -----------------------------------------
                                       Richard Bloch, Co-Trustee



                                    By: /s/ NANCY BLOCH
                                       -----------------------------------------
                                       Nancy Bloch, Co-Trustee

EXHIBIT INDEX

         7.1* Voting Agreement, dated July 24, 2001, by and between CLB Partners, Ltd., Will Cureton, Richard Bloch and James C. Leslie.

         7.2*     Schedule 13D Joint Filing Agreement


*    Filed herewith